EXHIBIT 99.1

Form 20-F for the year ended 31 December 2003

Xenova Group plc hereby announces that it has filed its annual report for the year ended 31 December 2003 on Form 20-F with the Securities Exchange Commission. A copy of this document will also shortly be submitted to the UK Listing Authority, and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7676 1000